SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Meadow Valley Corporation

(Name of the Issuer)

Meadow Valley Corporation
Phoenix Parent Corp.
Phoenix Merger Sub, Inc.
Insight Equity Acquisition Resources LLC
Phoenix Holdings Management LLC
Insight Equity I LP
Insight Equity GP I LP
Insight Equity Holdings I LLC
Insight Equity Holdings LLC
Bradley E. Larson
Kenneth D. Nelson

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

583185103

(CUSIP Number of Class of Securities)

Bradley E. Larson President and Chief Executive Officer Meadow Valley Corporation 4602 East Thomas Road Phoenix, Arizona 85018 (602) 437-5400	Insight Equity I LP c/o Insight Equity Management Company LLC 1400 Civic Place, Suite 250 Southlake, Texas 76092 Attn: Conner Searcy (817) 488-7775

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

with copies to:

Gregory R. Hall, Esq. DLA Piper LLP (US) 2415 E. Camelback Road Suite 700 Phoenix, Arizona 85016 (480) 606-5100	Ronald J. Lieberman, Esq. Hunton & Williams LLP Bank of America Plaza Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 (404) 888-4139	Robert S. Kant, Esq. Brian H. Blaney, Esq. Greenberg Traurig, LLP 2375 E. Camelback Road Suite 700 Phoenix, Arizona 85016 (602) 445-8000

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☑

Check the following box if this is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,986,526	$2,358

*	Calculated solely for the purpose of determining the filing fee. The maximum aggregate transaction value was determined based upon the sum of (a) the product of (i) 5,180,654 shares of Meadow Valley Corporation common stock outstanding on September 16, 2008 and (ii) the merger consideration of $11.25 per share and (b) the product of (i) 266,693 shares of Meadow Valley Corporation common stock subject to currently outstanding options and (ii) the excess of $11.25 over $4.86, the weighted average exercise price with respect to such options (the “Total Consideration”).

**	The filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, was determined by multiplying 0.0000393 by the Total Consideration.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,358
Form or Registration No.: Schedule 14A
Filing Party: Meadow Valley Corporation
Date Filed: September 19, 2008

i

Introduction

This Amendment No. 2 to the Rule 13e-3 Transaction Statement (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Meadow Valley Corporation, a Nevada corporation (the “Company”), Phoenix Parent Corp., a Delaware corporation (“Investor”), Phoenix Merger Sub, Inc., a Nevada corporation (“Merger Sub”), Bradley E. Larson, Kenneth D. Nelson, Insight Equity Acquisition Resources LLC, a Texas limited liability company, Phoenix Holdings Management LLC, a Delaware limited liability company, Insight Equity I LP, a Delaware limited partnership, Insight Equity GP I LP, a Delaware limited partnership, Insight Equity Holdings I LLC, a Delaware limited liability company, and Insight Equity Holdings LLC, a Texas limited liability company (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 28, 2008 (the “Merger Agreement”), by and among Merger Sub, Investor and the Company. If the Merger Agreement is approved by the Company’s stockholders and certain other conditions to the closing of the merger are either satisfied or waived, at the effective time of the merger Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease, the Company will continue its corporate existence under Nevada law as the surviving corporation in the merger and become a wholly-owned subsidiary of Investor, and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers, and franchises shall continue unaffected by the merger. Upon consummation of the merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the merger, other than as provided in the Merger Agreement, including shares owned by the Company (as treasury stock or otherwise), Investor, Merger Sub, or any of their direct or indirect wholly-owned subsidiaries, will be converted into the right to receive $11.25 in cash, without interest and less any applicable withholding taxes.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a revised preliminary proxy statement (the “Preliminary Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the merger. The Preliminary Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Preliminary Proxy Statement as Appendix A and is incorporated herein by reference. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Preliminary Proxy Statement, including any and all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Preliminary Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Preliminary Proxy Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3.

Item 1.	Summary Term Sheet.

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

Item 2.	Subject Company Information.

(a) Name and Address.  The Company’s name and the address and telephone number of its principal executive offices are as follows:

Meadow Valley Corporation
4602 East Thomas Road
Phoenix, Arizona 85018
(602) 437-5400

(b) Securities.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Information Concerning the Special Meeting — Record Date, Outstanding Shares and Quorum”

(c) Trading Market and Price.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Meadow Valley — Trading Market and Price for Meadow Valley’s Common Stock”

(d) Dividends.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Meadow Valley — Trading Market and Price for Meadow Valley’s Common Stock”

(e) Prior Public Offerings.  None.

(f) Prior Stock Purchases.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Interests of Meadow Valley’s Officers and Directors in the Merger”

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Other Important Information Regarding Meadow Valley — Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Meadow Valley — Officers and Directors of Meadow Valley”

“Important Information Regarding Investor, Merger Sub and the Insight Group”

(b) Business and Background of Entities.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Other Important Information Regarding Meadow Valley — Officers and Directors of Meadow Valley”

“Important Information Regarding Investor, Merger Sub and the Insight Group”

(c) Business and Background of Natural Persons.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Meadow Valley — Officers and Directors of Meadow Valley”

“Important Information Regarding Investor, Merger Sub and the Insight Group”

Item 4.	Terms of the Transaction.

(a) Material Terms.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

“Special Factors”

“Information Concerning the Special Meeting”

“The Merger Agreement”

Appendix A — Agreement and Plan of Merger, dated as of July 28, 2008, by and among Meadow Valley Corporation, Phoenix Parent Corp. and Phoenix Merger Sub, Inc.

(c) Different Terms.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Certain Effects of the Merger”

“Special Factors — Interests of Meadow Valley’s Officers and Directors in the Merger”

“Special Factors — Merger Financing”

“Special Factors — Provisions for Unaffiliated Stockholders”

“The Parties to the Merger — Phoenix Parent Corp.”

“The Merger Agreement — Directors and Officers Following the Merger”

“The Merger Agreement — Consideration to be Received in the Merger”

“The Merger Agreement — Indemnification and Insurance”

Appendix A — Agreement and Plan of Merger, dated as of July 28, 2008, by and among Meadow Valley Corporation, Phoenix Parent Corp. and Phoenix Merger Sub, Inc.

(d) Appraisal Rights.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

“Special Factors — Rights of Dissenting Stockholders”

(e) Provisions for Unaffiliated Security Holders.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations, and Agreements.

(a) Transactions.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Interests of Meadow Valley’s Officers and Directors in the Merger”

(b)-(c) Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Position of the Rollover Participants Regarding the Fairness of the Merger”

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

“Special Factors — Position of Investor, Merger Sub and the Insight Group Regarding the Fairness of the Merger”

“The Merger — Plans for Meadow Valley After the Merger”

“The Merger — Interests of Meadow Valley’s Officers and Directors in the Merger”

“The Merger Agreement”

Appendix A — Agreement and Plan of Merger, dated as of July 28, 2008, by and among Meadow Valley Corporation, Phoenix Parent Corp. and Phoenix Merger Sub, Inc.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Certain Effects of the Merger”

“Special Factors” — Interests of Meadow Valley’s Officers and Directors in the Merger”

“The Merger Agreement”

Appendix A — Agreement and Plan of Merger, dated as of July 28, 2008, by and among Meadow Valley Corporation, Phoenix Parent Corp. and Phoenix Merger Sub, Inc.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

“Special Factors — Plans for Meadow Valley After the Merger”

“Special Factors — Certain Effects of the Merger”

“Special Factors — Interests of Meadow Valley’s Officers and Directors”

“The Merger Agreement — Consideration to be Received in the Merger”

Appendix A — Agreement and Plan of Merger, dated as of July 28, 2008, by and among Meadow Valley Corporation, Phoenix Parent Corp. and Phoenix Merger Sub, Inc.

(c)(1)-(8) Plans.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Position of the Rollover Participants Regarding the Fairness of the Merger”

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

“Special Factors — Position of Investor, Merger Sub and the Insight Group Regarding the Fairness of the Merger”

“Special Factors — Plans for Meadow Valley After the Merger”

“Special Factors — Certain Effects of the Merger”

“Special Factors — Merger Financing”

“Special Factors — Interests of Meadow Valley’s Officers and Directors in the Merger”

“The Merger Agreement”

Appendix A — Agreement and Plan of Merger, dated as of July 28, 2008, by and among Meadow Valley Corporation, Phoenix Parent Corp. and Phoenix Merger Sub, Inc.

Item 7.	Purposes, Alternatives, Reasons, and Effects.

(a) Purposes.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

“Special Factors — Plans for Meadow Valley After the Merger”

“Special Factors — Certain Effects of the Merger”

(b) Alternatives.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Position of the Rollover Participants Regarding the Fairness of the Merger”

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

“Special Factors — Position of Investor, Merger Sub and the Insight Group Regarding the Fairness of the Merger”

“Special Factors — Plans for Meadow Valley After the Merger”

(c) Reasons.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Opinion of Morgan Joseph to the Special Committee”

“Special Factors — Reports of Alvarez & Marsal to the Special Committee”

“Special Factors — Position of the Rollover Participants Regarding the Fairness of the Merger”

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

“Special Factors — Reports of Advisors to Investor, Merger Sub and the Insight Group”

“Special Factors — Plans for Meadow Valley After the Merger”

“Special Factors — Certain Effects of the Merger”

(d) Effects.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

“Special Factors — Plans for Meadow Valley After the Merger”

“Special Factors — Certain Effects of the Merger”

“Special Factors — Merger Financing”

“Special Factors — Interests of Meadow Valley’s Officers and Directors in the Merger”

“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

Appendix A — Agreement and Plan of Merger, dated as of July 28, 2008, by and among Meadow Valley Corporation, Phoenix Parent Corp. and Phoenix Merger Sub, Inc.

Item 8.	Fairness of the Transaction.

(a)-(b) Fairness; Factors Considered in Determining Fairness.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Opinion of Morgan Joseph to the Special Committee”

“Special Factors — Reports of Alvarez & Marsal to the Special Committee”

“Special Factors — Position of the Rollover Participants Regarding the Fairness of the Merger”

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

“Special Factors — Position of Investor, Merger Sub and the Insight Group Regarding the Fairness of the Merger”

“Information Concerning the Special Meeting — Meadow Valley Recommendation”

Appendix B — Opinion of Morgan Joseph & Co. Inc.

The presentation dated July 25, 2008, prepared by Morgan Joseph & Co. Inc. for the Special Committee of the Board of Directors and the Board of Directors of the Company is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

(c) Approval of Security Holders.  The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Position of the Rollover Participants Regarding the Fairness of the Merger”

“Special Factors — Position of Investor, Merger Sub and the Insight Group Regarding the Fairness of the Merger”

“Information Concerning the Special Meeting — Record Date, Outstanding Shares and Quorum”

“Information Concerning The Special Meeting — Required Vote, Calculation of Vote, Abstentions and Broker Non-Votes”

(d) Unaffiliated Representative.  An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Position of the Rollover Participants Regarding the Fairness of the Merger”

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

(e) Approval of Directors.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

(f) Other Offers.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

Item 9.	Reports, Opinions, Appraisals, and Negotiations.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The reports attached as Exhibits (c)(1)-(c)(4) and (c)(7)-(c)(12) hereto and the information set forth in the Preliminary Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Opinion of Morgan Joseph to the Special Committee”

“Special Factors — Reports of Alvarez & Marsal to the Special Committee”

“Special Factors — Position of the Rollover Participants Regarding the Fairness of the Merger“

“Special Factors — Purpose and Reasons for the Merger of Investor, Merger Sub and the Insight Group”

“Special Factors — Reports of Advisors to Investor, Merger Sub and the Insight Group”

Appendix B — Opinion of Morgan Joseph & Co. Inc.

(c) Availability of Documents.  The reports, opinions or appraisals referenced in this Item 9 and attached hereto as Exhibits (c)(1)-(c)(4) will be made available for inspection at the principal executive offices of the Company during its regular business hours by any interested stockholder of the Company’s common stock or any representative of such holder that has been so designated in writing. The reports, opinions or appraisals referenced in this Item 9 and attached hereto as Exhibits (c)(7)-(c)(12) will be made available for inspection at the principal executive offices of Insight Equity I LP during its regular business hours by any interested stockholder of the Company’s common stock or any representative of such holder that has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Merger Financing”

“Special Factors — Fees and Expenses”

“The Merger Agreement — Conditions to the Merger”

Appendix A — Agreement and Plan of Merger, dated as of July 28, 2008, by and among Meadow Valley Corporation, Phoenix Parent Corp. and Phoenix Merger Sub, Inc.

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Interests of Meadow Valley’s Officers and Directors in the Merger”

“Other Important Information Regarding Meadow Valley — Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Interests of Meadow Valley’s Officers and Directors in the Merger”

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

(e) Recommendation of Others.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Board of Directors”

“Special Factors — Position of the Rollover Participants Regarding the Fairness of the Merger”

“Special Factors — Position of Investor, Merger Sub and the Insight Group Regarding the Fairness of the Merger”

“Information Concerning the Special Meeting — Meadow Valley Recommendation”

Item 13.	Financial Statements.

(a) Financial Information.  The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, as amended, the unaudited consolidated financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008, and the information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Meadow Valley — Summary of Consolidated Financial Data of Meadow Valley”

“Other Important Information Regarding Meadow Valley — Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding Meadow Valley — Net Book Value Per Share of Meadow Valley Common Stock”

“Other Important Information Regarding Meadow Valley — Trading Market and Price for Meadow Valley’s Common Stock”

“Where You Can Find More Information”

Appendix C — Annual Report on Form 10-K for the fiscal year ended December 31, 2007

Appendix D — Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2007

Appendix E — Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008

(b) Pro forma Information.  Not applicable.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting”

“Information Concerning The Special Meeting — Proxy Solicitation and Expense”

(b) Employees and Corporate Assets.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting”

“Special Factors — Background of the Merger”

“Special Factors — Interests of Meadow Valley’s Officers and Directors in the Merger”

“Special Factors — Fees and Expenses”

“Information Concerning the Special Meeting — Proxy Solicitation and Expense”

Item 15.	Additional Information.

(b) Other Material Information.  The information set forth in the Preliminary Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(1)	Preliminary Proxy Statement of Meadow Valley Corporation (incorporated by reference to the Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on September 19, 2008).
(a)(2)	Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on September 19, 2008).
(a)(3)	Letter to Stockholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on September 19, 2008 ).
(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on September 19, 2008).
(b)(1)	Debt Commitment Letter, dated as of July 27, 2008, of LBC Credit Partners, Inc. to Insight Equity I LP.*
(b)(2)	Debt Commitment Letter, dated as of July 27, 2008, of LBC Credit Partners, Inc. to Insight Equity I LP.*
(c)(1)	Opinion of Morgan Joseph & Co. Inc., dated July 25, 2008 (incorporated herein by reference to Appendix B of the Preliminary Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on September 19, 2008).
(c)(2)	Presentation, dated July 25, 2008, prepared by Morgan Joseph & Co. Inc. for the Special Committee of the Board of Directors and the Board of Directors of Meadow Valley Corporation.*
(c)(3)	Draft Presentation, dated April 7, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.*
(c)(4)	Presentation, dated June 9, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.*
(c)(5)	Financial Projection, dated as of October 24, 2007, prepared by ThomasLloyd Capital LLC for various potential private equity sponsors.*
(c)(6)	Financial Projection, dated as of April 28, 2008, prepared by Meadow Valley Corporation for Insight Equity I LP, Alvarez & Marsal Securities, LLC, Morgan Joseph & Co. Inc. and the Special Committee of the Board of Directors of Meadow Valley Corporation.*
(c)(7)	Appraisal Report, dated April 7, 2008, prepared by AccuVal Associates, Incorporated for Insight Equity I LP.**†
(c)(8)	Letter, dated April 11, 2008, from AccuVal Associates, Incorporated to Insight Equity I LP.*
(c)(9)	MVCO Confidential Executive Summary, dated March 25, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.**
(c)(10)	Draft Presentation dated April 22, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.**
(c)(11)	Draft Presentation dated April 29, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.**
(c)(12)	Draft Letter Opinion of Value, dated May 10, 2008, prepared by CMC, Inc. for Insight Equity I LP.†
(d)(1)	Agreement and Plan of Merger, dated July 28, 2008, by and among Phoenix Merger Sub, Inc., Phoenix Parent Corp., and Meadow Valley Corporation (incorporated herein by reference to Appendix A of the Preliminary Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on September 19, 2008).
(d)(2)	Rollover Commitment Letter, dated as of July 28, 2008, from Phoenix Holdings Management LLC to Insight Equity Acquisition Resources LLC, Bradley E. Larson and Kenneth D. Nelson.*
(d)(3)	Letter Agreement, dated as of July 28, 2008, from Phoenix Holdings Management LLC to Insight Equity Acquisition Resources LLC, Bradley E. Larson and Kenneth D. Nelson.*

(d)(4)	Amendment, dated as of July 28, 2008, to the Rights Agreement dated as of February 13, 2007, by and between and between Meadow Valley Corporation and Corporate Stock Transfer, Inc., as rights agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Meadow Valley Corporation with the Securities and Exchange Commission on July 28, 2008).
(d)(5)	Proposal Letter, dated as of April 2, 2008, by and among Insight Equity I LP, YVM Acquisition Corporation, Bradley E. Larson and Kenneth D. Larson.*
(f)	The information set forth in the Preliminary Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on September 19, 2008 under the caption “Special Factors — Rights of Dissenting Stockholders” is incorporated herein by reference.
(g)	None.

*	Previously filed with the SEC on September 19, 2008.

**	Previously filed with the SEC on October 27, 2008.

†	Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 24b-2 of the Exchange Act. Omitted portions are indicated in this exhibit with [****].

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

MEADOW VALLEY CORPORATION

By:	/s/ David D. Doty
Name:     David D. Doty

Title:	Chief Financial Officer

PHOENIX PARENT CORP.

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chairman of the Board

PHOENIX MERGER SUB, INC.

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chairman of the Board

/s/  Bradley E. Larson
BRADLEY E. LARSON

/s/  Kenneth D. Nelson
KENNETH D. NELSON

INSIGHT EQUITY I LP

By: Insight Equity GP I LP
By: Insight Equity Holdings I LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chief Executive Officer and Managing Partner

INSIGHT EQUITY GP I LP

By: Insight Equity Holdings I LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chief Executive Officer and Managing Partner

INSIGHT EQUITY HOLDINGS I LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chief Executive Officer and Managing Partner

INSIGHT EQUITY HOLDINGS LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chief Executive Officer and Managing Partner

INSIGHT EQUITY ACQUISITION
RESOURCES LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chairman of the Board

PHOENIX HOLDINGS MANAGEMENT LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chairman of the Board